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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              GRILL CONCEPTS, INC.
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                               (Name of Issuer)

                        Common Stock, $.00001 par value
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                        (Title of Class of Securities)

                                   398502104
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                                (CUSIP Number)

       Lewis Wolff, 11828 La Grange Avenue, Los Angeles, California 90025
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 25, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No.     398502104                                       PAGE 2 OF    PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lewis Wolff

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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*

      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                      7   SOLE VOTING POWER
                          1,500,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,500,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,000 Shares
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%
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  14  TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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1.       SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock of Grill Concepts, Inc. (the "Company"). The principal executive offices of the Company are located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.



2.       IDENTITY AND BACKGROUND

         (a)     This statement on Schedule 13D is filed by Lewis Wolff.

         (b) The address of Mr. Wolff is 11828 La Grange Avenue, Los Angeles, California 90025.

         (c) Mr. Wolff is a private investor. He is also a managing member of Wolff DiNapoli LLC, a California limited liability company which manages a number of hotel properties in which Mr. Wolff as Trustee is an investor. The principal business address of Wolff DiNapoli LLC is 11828 La Grange Avenue, Los Angeles, California 90025.

         (d) During the last five years, Mr. Wolff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Wolff was not a party to a civil proceeding of a judicial or administrative body as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Wolff is a citizen of the United States.



3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Wolff acquired the securities of the Company owned by him for cash in the amount of $1,500,000. The source of the purchase price was Mr. Wolff's personal funds.



4.       PURPOSE OF TRANSACTION

         Mr. Wolff has acquired the securities of the Company owned by him for investment. He has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;


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         (b)     an extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies; subject, however, to Mr. Wolff's right, pursuant to Section 7 of the Certificate of Designation of the Series I Convertible Preferred Shares attached hereto as Exhibit 3, at any time while Series I Convertible Preferred Shares are outstanding, (i) to request that he be nominated for election as a director of the Company at the next annual meeting of shareholders and (ii) if a vacancy occurs on the Board of Directors of the Company prior to his election, to be appointed to fill such vacancy;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to cease to be authorized to be quoted on the Nasdaq Small-Cap Market;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)     any action similar to any of those enumerated above.



5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, owns 200,000 shares of common stock of the Company, 1,000 shares of Series I Convertible Preferred Stock which are presently convertible into 800,000 shares of Common Stock of the Company and 500 shares of Series II Convertible Preferred Stock which are convertible on or after June 25, 1998, into up to 500,000 shares of Common Stock of the Company, for an aggregate beneficial ownership of 1,500,000 shares of Common Stock (the "Shares") equal to 8.8% of the outstanding Common Stock assuming conversion of the Series I and Series II Convertible


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Preferred Stock.  In addition, Mr. Wolff owns 750,000 Warrants to Purchase
Common Stock at $2.00 per share, exercisable on or after June 20, 2000; and 750,000 Warrants to purchase Common Stock at $3.00 per share, exercisable on or after June 20, 2000. None of the Common Stock issuable upon exercise of the Warrants is currently beneficially owned by Mr. Wolff.

         (b) Mr. Wolff has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares.

         (c) On June 25, 1997 Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, purchased for cash in the amount of $1,500,000 the following securities of the Company: 200,000 shares of Common Stock, $.00001 par value; 1,000 shares of Series I Convertible Preferred Stock; 500 shares of Series II Convertible Preferred Stock; 750,000 Warrants to Purchase Common Stock at $2.00 per share; and 750,000 Warrants to Purchase Common Stock at $3.00 per share. The purchase price was stated in the aggregate and no per share or per unit purchase price was specified.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

         (e)     Not applicable.



6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Wolff is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company other than the Subscription Agreement pursuant to which Mr. Wolff purchased the securities, a copy of which is attached hereto as Exhibit 1 and which, among other things, grants Mr. Wolff registration rights with respect to the Common Stock underlying the Series I Convertible Preferred Stock owned by him; a letter from the Company dated June 20, 1997 extending the same registration rights to the 200,000 shares of Common Stock owned by him; and the terms of the various securities as set forth in the Certificate of Designation of the Series I Convertible Preferred Stock, the Certificate


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of Designation of the Series II Convertible Preferred Stock, and the Warrants,
copies of which are attached hereto as Exhibit 3, 4, 5 and 6, respectively.



7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Subscription Agreement dated as of June 20, 1997 between Grill Concepts, Inc. and Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.*

Exhibit 2                 Letter dated June 20, 1997 from Grill Concepts, Inc.
                          to Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.*

Exhibit 3                 Certificate of Designation of Series I Convertible
                          Preferred Stock.*

Exhibit 4                 Certificate of Designation of Series II Convertible
                          Preferred Stock.*

Exhibit 5 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-A1).*

Exhibit 6 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-B1).*

- ----------
* Previously filed

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 24, 1998




                                       /s/ LEWIS WOLFF
                                       -------------------------
                                       Lewis Wolff


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